Joseph A. Herz

Tel (212) 801-6926

Fax (212) 805-5539

herzj@gtlaw.com

September 4, 2015

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Boulevard Acquisition Corp. II
Registration Statement on Form S-1
Filed August 4, 2015
File No.: 333-206077

Dear Ms. Nguyen:

On behalf of Boulevard Acquisition Corp. II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”).

This letter provides responses to the comments received on August 31, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to the Company’s Registration Statement filed on August 4, 2015 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as filed with the Commission.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

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behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communications as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review.

Summary, page 1

Prospectus Cover Page

2.              We note that you will apply to list your units on the NASDAQ Capital Markets. We also note that you cannot guarantee that your securities will be approved for listing on NASDAQ. Please advise how you will inform shareholders if you are not approved for listing on NASDAQ.

Response:

The Company advises the Staff that in the event that the Company’s securities are not approved for listing on the Nasdaq Stock Market (“Nasdaq”), it will file an amendment to the Registration Statement with the SEC prior to effectiveness which will include disclosure that the Company’s securities will not be listed on Nasdaq.  In addition, the Company will recirculate a copy of the prospectus reflecting this disclosure to prospective investors prior to confirming orders to purchase the Company’s securities.

The Offering, page 8

3.              Briefly describe the bases upon which Citigroup may make the determination to accelerate the separate trading of the common stock and the warrants prior to the 52-day period initially established.

Response:

The Company has been advised by the underwriter that it would permit the separate trading of the common stock and the warrants only after either the exercise or the expiration of the underwriter’s over-allotment option. The Company has been further advised by the underwriter that it would expect to accelerate the separate trading of the common stock and warrants prior to the 52-day period only if (i) the over-allotment option is not exercised in full and the underwriter has no intention to exercise the remaining option or (ii) the over-allotment option is exercised in its entirety by the underwriter prior to its expiration.

4.              We note that up to 1,312,500 founder shares are subject to forfeiture by the initial stockholders depending on the extent to which the underwriters exercise their overallotment option. Please clarify your disclosure to state, if true, that the purpose of issuing shares subject to forfeiture is to ensure that the sponsor’s ownership percentage is equal to 20% of the issued and outstanding shares of common stock.

Response:

In response to the Staff’s comment, the Company has added clarifying disclosure on page 12 of Amendment No. 1.

Risk Factors, page 29

5.              We note that in risk factors on pages 31, 34 and 35, you contemplate circumstances under which public stockholders may only receive $10.00 per share. Please clarify the disclosures in these risk factors to address whether it is possible that public stockholders may receive less than $10.00 per share. For example, we note the last risk factor on page 36 states that the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the trust account due to creditor claims.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 35 and 36 of Amendment No. 1.

6.              We note that distributions to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions. Since underwriting commissions will not be adjusted if shares are redeemed, please disclose in a risk factor and elsewhere, as appropriate, the dilution that may result from the payments to the redeeming stockholders. Please also clarify whether the amount of the deferred underwriting commissions could change as a result of redemptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of Amendment No. 1 to disclose that the amount of the deferred underwriting commissions payable to the underwriters will not change based on the number of shares redeemed by stockholders. After such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect the Company’s obligation to pay the deferred underwriting commission.

7.              Please tell us whether you may enter into a business combination with a business or businesses of foreign companies. If applicable, please include risk factors that address the risks of acquiring a foreign company including currency risks and withholding tax issues.

Response:

In response to the Staff’s comment, the Company has added a new risk factor titled “If we effect our initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may negatively impact our operations” on page 42 of Amendment No. 1.

NASDAQ may delist our securities from trading on its exchange, page 33

8.              We note that you cannot guarantee that your securities will be approved for listing on NASDAQ. Please revise the heading of this risk factor to clarify that your securities have not been approved for listing on NASDAQ.

Response:

In response to the Staff’s comment, the Company has revised the heading of the risk factor titled “NASDAQ may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” on page 33 of Amendment No. 1 to clarify that the Company’s securities have not been approved for listing on Nasdaq.  We respectfully submit that we may subsequently amend the disclosure in a future amendment to the Registration Statement if and when we receive approval for listing on Nasdaq.

Our warrants may have an adverse effect on the market price, page 53

9.              We note that there are restrictions on the exercise rights of the public offering warrant holders and the private placement warrants. We also note your statement on page 15 that “If the private placement warrants are held by holders other than their initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.” Please clarify in the second paragraph that the right to exercise the warrants offered in the public offering are conditioned upon the existence of an effective registration statement unless the warrants are exercised on a cashless basis.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of

Amendment No. 1 to clarify that the exercise of the warrants are subject to the specific terms of the warrant agreement.

Use of Proceeds, page 58

10.       We note that assuming the underwriters do not exercise their over-allotment option, you intend to deposit $350.0 million into a trust account, which represents the total aggregate amount of the proceeds received in the offering. We also note your disclosure on page 17 that the net proceeds of this offering not held in the trust account is $2,000,000. Please reconcile your disclosures and clarify here the sources of funds needed to pay the underwriting proceeds, $850,000 in other offering expenses, and $2,000,000 not held in the trust account.

Response:

The Company advises the Staff that it has disclosed in Amendment No. 1 (i) the amount of proceeds attributable to the purchase of the sponsor warrants and (ii) the anticipated underwriting discounts and commissions.  The Company believes that these disclosures reconcile and clarify the disclosures contained in the Registration Statement relating to the payment of the underwriting proceeds, $850,000 in other offering expenses, and $2,000,000 not held in the trust account.

Management, page 100

11.       Please disclose Mr. Trevor’s employment in 2011, prior to assuming his role as portfolio manager for Avenue Capital Group. Refer to Item 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 73 and 101 of Amendment No. 1.

Description of Securities, page 115

Warrants, page 119

Public Stockholders’ Warrants, page 119

12.       Disclosure on page 11 of your filing states that you will not redeem warrants issued as part of your proposed offering unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of these warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. Please include similar language as part of the disclosure in this section of your filing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz
Shareholder

cc:                                Mr. Ethan Horowitz

Mr. Wei Lu

Anuja A. Majmudar, Esq.

Mr. Stephen S. Trevor, Boulevard Acquisition Corp. II
Alan I. Annex, Esq., Greenberg Traurig, LLP